UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2025

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
[X] Form 20-F   [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
[ ] Yes   [X] No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
[ ] Yes   [X] No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
[ ] Yes   [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

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PIPE Financing Transaction

BloomZ Inc. (the "Company") is furnishing this Report on Form 6-K to disclose that on April 22, 2025, it entered into a Securities Purchase Agreement with several non-U.S. investors. Pursuant to the Agreement, the Company successfully raised approximately US$14,000,000 through a private placement (PIPE) transaction conducted in reliance on Regulation S under the Securities Act of 1933, as amended.

Attached hereto are the following exhibits:

Exhibit 99.1 - stock_purchase_agreement.pdf
Exhibit 99.2 - regs_legal_opinion_04292025.pdf
Exhibit 99.3 - blmz_legal_service_agreement.pdf
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

Date: April 29, 2025

By: /s/ Minoru Muranaga
Name: Minoru Muranaga
Title: Chief Financial Officer